October 30, 2009

Ajay Kodori
Attorney Advisor
United States
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Global Risk Management & Investigative Solutions
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No.  333-150954

Dear Mr. Kodori:

This correspondence is in response to your letter dated October 2, 2009 in reference to our Form 10-K for the fiscal year ended December 31, 2008 filed on April 14, 2009, your File No. 333-150954.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.
Please advise when the company plans to file its Form 10-Q for the quarter ended June 30, 2009 or confirm that the company’s reporting obligations have been suspended pursuant to Rule 12h-3. If the latter, please file a notice of suspension of reporting on Form 15.

Answer:  We acknowledge the Commission’s comment and request. As of the date of this response, we have been working diligently towards obtaining the necessary capital required to meet our financial obligation to our independent registered accounting firm and attorney in connection with our periodic reporting requirements. We believe these efforts have now provided the Company with the ability to initiate the process of preparing its June 30 and September 30, 2009 periodic reports. It is our expectation that the Company will be in compliance with its reporting obligations in approximately sixty days.

2.	We note that you have identified your company as a shell company; however, thecompany appears to have operations. Please advise.

Answer:  We acknowledge the Commission’s comment and have reviewed the definition of a shell company pursuant to Rule 12b-2.  It is our understanding and interpretation of the rule, that our company meets the definition of a shell. Pursuant to item 1 of the definition, operations shall be non-existent or nominal. As a development stage company, we believe our business activities to date have been minimal as we have not had the opportunity to fully execute our intended business plan. As of December 31, 2008, our revenue less our direct costs provided a minimal $3,713 towards other operational costs. Item 2 of the definition requires either the company to have (i) no or nominal assets; (ii) assets consisting solely of cash and equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As evidenced by our balance sheet, our total assets equaled $47,563 of which $45,503 or 96% was cash, $2,060 or 4% was comprised of accounts receivable and prepaid expenses. Based on our interpretation, this further qualified the company to be deemed a shell pursuant to item 2 (iii).

Item 1. Business, page 2

3.
Pursuant to Item 101(h)(4)(iv) of Regulation S-K, in future filings, please disclose yourcompany’s competitive position in your industry and the methods of competition. Also,clarify whether the company may compete against individual members if the members retain business rather than refer it to all the members through the company.

Answer:  We acknowledge the Commission’s comment and will ensure all future filingsinclude the aforementioned requested disclosure.

4.
Paragraph seven on page 12 discloses that you earned $104,165 from investigativeconsulting services under a certain agreement. These revenues constitute a substantialamount of your earnings for the fiscal year ended December 31, 2008 because your total revenues for fiscal 2008 were $120,587. In future filings, please provide the disclosure under Item 101(h)(4)(vi).

Answer:  We acknowledge the Commission’s comment and will ensure all future filingsinclude the aforementioned requested disclosure for significant concentrations and anyrelated dependency.

Item 7. Plan of Operation, page 12

5.
In future filings, under the “Liquidity and Capital Resources” section, please discuss thatyou do not currently have an external line of credit or other credit facility and how thatmay affect your operations.

Answer:  We acknowledge the Commission’s comment and will ensure all future filings include the aforementioned requested disclosure.

In connection with our responses to your comments above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/     Kyle Edwards
Kyle Edwards, Chief Executive Officer